

AB
3/16

07004590

SEC~~URITIES AND EXCHANGE COMMISSION~~MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/06___ AND ENDING___12/31/06___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeSolutions Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130th Street, Suite 7
(No. and Street)

North Royalton   Ohio   44133
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Victor Bull   (440) 230-5400
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Audit Fund Services, Ltd. fka Cohen McCurdy, Ltd.
                    (Name – if individual, state last, first, middle name)

800 Westpoint Parkway, Suite 1100   Westlake   Ohio   44145
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC RECEIVED
MAR 0 1 2007
WASH. ... TON

PROCESSED

MAR 1 9 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB
3/19

OATH OR AFFIRMATION

I, _____Victor Bull_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____PrimeSolutions Securities, Inc._____ , as

of _____December 31_____, 20_06_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                          Signature

President
_____
                                                          Title

ANNIE M. REINKOBER
Notary Public, State of Chio, Cuy. Cty.
My commission expires Apr. 26, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMESOLUTIONS SECURITIES, INC.

DECEMBER 31, 2006

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

SHAREHOLDER
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of PrimeSolutions Securities, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrimeSolutions Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services, Ltd.

February 19, 2007
Westlake, Ohio




STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	39,599
RESTRICTED CASH		50,000
COMMISSIONS RECEIVABLE		55,366
FURNITURE AND EQUIPMENT - AT COST LESS ACCUMULATED DEPRECIATION OF $6,359		6,426
PREPAID EXPENSES		1,316
DEFERRED TAX ASSET		1,366
	$	154,073

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	17,620
COMMISSIONS PAYABLE		49,036
		66,656

COMMITMENTS

COMMON STOCK
    $1 par value
    500 shares authorized
    100 shares issued and outstanding
		100

ADDITIONAL PAID-IN CAPITAL		60,500
RETAINED EARNINGS		26,817
		87,417
	$	154,073

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES
Commissions	$ 1,029,615
Management and investment advisory income	163,469
Interest income	1,441
Other income	70,548
	1,265,073

EXPENSES
Commissions, employee compensation, and benefits	1,111,297
Occupancy	53,819
Communications and data processing	10,392
Floor brokerage and exchange fees	27,795
Insurance	1,027
Professional fees	26,146
Other expenses	31,164
	1,261,640

NET INCOME $ 3,433

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2006	$ 100	$ 60,500	$ 23,384	$ 83,984
NET INCOME			3,433	3,433
BALANCE – DECEMBER 31, 2006	$ 100	$ 60,500	$ 26,817	$ 87,417

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOW USED IN OPERATING ACTIVITIES		
Net income	$	3,433
Adjustments to reconcile net income to net cash		
used in operating activities		
Depreciation		1,898
Increase (decrease) in cash resulting from changes		
in operating assets and liabilities		
Commissions receivable		412
Prepaid expenses		(414)
Accounts payable and accrued expenses		(1,377)
Commissions payable		(11,047)
Net cash used in operating activities		(7,095)
CASH FLOW USED IN INVESTING ACTIVITY		
Acquisition of furniture and equipment		(2,094)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,189)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		98,788
CASH AND CASH EQUIVALENTS – END OF YEAR	$	89,599
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Taxes paid	$	3,142

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   ORGANIZATION

> PrimeSolutions Securities, Inc. (the Company) was incorporated on September 1, 1998, in the State of Ohio for the purpose of acting as a securities broker-dealer, engaged primarily in selling mutual funds and other securities. The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the National Futures Association (NFA), and the Municipal Securities Rulemaking Board (MSRB).

> The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

> Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Restricted Cash

> The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Cash and Cash Equivalents

> At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

> The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Depreciation

> The Company primarily uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Income Taxes

> Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO THE FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2006. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FASB Interpretation No. 48 will have on the Company's financial statements.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2006, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

3.   NET CAPITAL REQUIREMENT

Pursuant to National Futures Association rules and the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirements under the National Futures Association is the greater of $45,000 or the minimum net capital required by Rule 15c3-1. Under Rule 15c3-1, the Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. At December 31, 2006, the Company's minimum net capital requirement is $45,000. Net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $76,605, which was $31,605 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2006, the ratio was .87 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5.   EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees are covered under a simplified employee pension plan. The 2006 expense for this Plan was $11,760.

6.   FEDERAL INCOME TAXES

Significant temporary differences that give rise to net deferred tax assets and liabilities consist of the excess of tax depreciation over financial accounting depreciation, net operating loss carryforwards, and the difference between accrual basis book income and cash basis tax income. Net operating loss carryforwards of $4,935 expire in 2025.

Gross deferred tax asset	$ 2,443
Gross deferred tax liability	(1,077)
Net deferred tax asset	$ 1,366

There is no valuation allowance required against the deferred tax asset at December 31, 2006, as the Company believes that it is more likely than not that the deferred tax assets will be realized.

NOTES TO THE FINANCIAL STATEMENTS

7. COMMITMENTS

Lease

The Company occupies and utilizes office space in North Royalton, Ohio. Beginning January 1, 2006, the Company entered into a separate lease for additional space in Marietta, Ohio. The lease for the North Royalton office space has annual payments of $12,900 and expires on December 31, 2008 and includes an option for an additional year. The Marietta, Ohio, lease has annual payments of $36,000 expiring January 31, 2008.

Minimum annual rentals are as follows:

2007	$ 48,900
2008	15,900
	$ 64,800

Rent expense amounted to $48,625 for the year ended December 31, 2006.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL

Total shareholder's equity from statement of financial condition			$ 87,417
Less: Non-allowable assets			
Commissions receivable – Unsecured and 12b(1) fees	$	1,704	
Deferred tax asset		1,366	
Prepaid expenses		1,316	
Furniture and equipment – Net of accumulated depreciation		6,426	(10,812)

NET CAPITAL	$ 76,605
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 66,656
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 4,443
MINIMUM REQUIRED NET CAPITAL	$ 45,000
NET CAPITAL REQUIREMENT	$ 45,000
EXCESS NET CAPITAL	$ 31,605
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.87 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2006 filed with the Securities and Exchange Commission and the amount included in the above computation follows:

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 66,522
Reduction of non-allowable commissions receivable	10,083
Net capital, as reported above	$ 76,605

SCHEDULES II AND III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

SHAREHOLDER
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of PrimeSolutions Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services, Ltd.

February 19, 2007
Westlake, Ohio